April 17, 2013

Via EDGAR Correspondence

The United States Securities

and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Sonia Bednarowski

Dear Sirs/Mesdames:

Vitran Corporation Inc. (the “Company”)

Preliminary Proxy Statement on Schedule 14A

Filed: March 29, 2013

SEC File No.: 001-32449

Further to the Company’s Preliminary Proxy Statement filed with the Securities and Exchange Commission (the “Commission”) on Schedule 14A, and all amendments filed with respect thereto, the Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, clear the Company to proceed with the filing of a Definitive Proxy Statement on Schedule 14A, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in clearing the Company to proceed with the filing of a Definitive Proxy Statement, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the clearance of the Company to proceed with the filing of a Definitive Proxy Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

VITRAN CORPORATION INC.

By:	/s/ Fayaz D. Suleman

Fayaz D. Suleman

Vice President Finance and

Chief Financial Officer

185 The West Mall, Suite 701, Toronto, Ontario M9C 5L5 Canada

Phone: 416-596-7664      Fax: 416-596-8039

www.vitran.com